EXHIBIT 99.1

Just Energy Receives Shareholder Proposals and Affirms Strategic Review

TORONTO, March 02, 2020 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy”) or (the “Company”) (TSX:JE; NYSE:JE) confirms that it received two shareholder proposals, on February 28, 2020 – the deadline for shareholder proposals to be included in the management information circular for the 2020 annual general meeting of shareholders of the Company, by the Robert L. Snyder Trust – 2005 Stream (“Snyder”). Pursuant to the shareholder proposals, Snyder has proposed to increase the number of directors of Just Energy from six to eight, and to nominate six directors as candidates for election to the Just Energy Board of Directors (the “Board”) at the Company’s 2020 Annual Meeting of Shareholders.

Just Energy values constructive input from all of its stakeholders. Accordingly, the Board, along with the Company’s financial and legal advisors, will consider and evaluate the shareholder proposals. At this time, there is no action for shareholders to take as a result of the shareholder proposals. The Company will update shareholders in due course.

Just Energy’s previously announced strategic review remains active and the Company expects to announce the outcome of this review by June 30, 2020.

About Just Energy Group Inc.

Just Energy is a consumer company focused on essential needs, including electricity and natural gas commodities; health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and TerraPass. Visit https://investors.justenergy.com to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements including, but not limited to, statements and information regarding the shareholder proposals and courses of action, and the strategic review and the timing for the outcome thereof. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the Company’s ability to improve its business by boosting efficiency and lowering costs, the success of the Company’s cost reductions and optimization efforts, the ability of the Company to reduce selling, marketing and general and administrative expenses and the quantum of such reductions and the impact thereof on the Company’s current fiscal year, the Company’s ability to identify further opportunities to improve its cost structure, general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Just Energy
713-544-8191
jbrown@justenergy.com

or

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
michael.cummings@alpha-ir.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca